Exhibit (a)(1)(I)

Evraz Commences Tender Offer to Acquire Claymont Steel

Luxembourg and Claymont, De., December 18, 2007 – Evraz Group S.A. (LSE: EVR) (Evraz) and Claymont Steel Holdings, Inc. (NASDAQ: PLTE) (Claymont Steel) today announced that Evraz is commencing, through its wholly owned subsidiary Titan Acquisition Sub, Inc., a cash tender offer to purchase all outstanding shares of common stock of Claymont Steel. The tender offer is being made pursuant to a previously announced definitive agreement among Evraz, Titan Acquisition Sub, Inc. and Claymont Steel dated December 9, 2007. Upon the successful closing of the tender offer, Claymont Steel stockholders will receive $23.50 in cash for each share of Claymont Steel common stock tendered in the offer, less any applicable stock transfer taxes and withholding taxes. Following the purchase of shares in the tender offer, Claymont Steel will become a subsidiary of Evraz.

Evraz today will file with the Securities and Exchange Commission a tender offer statement on Schedule TO setting forth in detail the terms of the tender offer. Claymont Steel today will file with the Commission a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Claymont Steel’s board of directors that Claymont Steel stockholders accept the tender offer and tender their shares in the tender offer. As previously announced, Claymont Steel’s board of directors has unanimously concluded that the merger agreement and the transactions contemplated thereby (including the tender offer and the merger) are advisable and are fair to and in the best interests of Claymont Steel and Claymont Steel’s stockholders.

The tender offer will expire at 12:00 midnight on January 16, 2008, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. The offer will be subject to customary conditions, including anti-trust clearance and the acquisition by Evraz of a majority of Claymont Steel’s shares on a fully diluted basis.

ABN AMRO Incorporated is acting as exclusive financial advisor to Evraz and will be the dealer-manager for the tender offer. Jefferies & Company, Inc. is acting as lead financial advisor to Claymont Steel in the transaction, and both Jefferies & Company, Inc. and Western Reserve Partners LLC delivered fairness opinions to Claymont Steel’s board of directors. Cleary Gottlieb Steen & Hamilton LLP is acting as legal counsel to Evraz, and Morgan, Lewis & Bockius LLP is acting as legal counsel to Claymont Steel.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Claymont Steel. Evraz and Titan Acquisition Sub, Inc. will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and will mail an offer to purchase, forms of letter of transmittal and related documents to Claymont Steel stockholders. Claymont Steel will file with the Securities and Exchange Commission and will mail to Claymont Steel stockholders a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer, and stockholders of Claymont Steel are urged to read them carefully when they become available. Stockholders of Claymont Steel will be able to obtain a free copy of these documents (when they become available) at http://www.evraz.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/ or by contacting the information agent for the tender offer, MacKenzie Partners, Inc., at proxy@mackenziepartners.com, (212) 929-5500 (call collect) or (800) 322-2885 (toll free). In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Evraz by contacting Evraz at ir@evraz.com or +7 495 232 1370, attention: Investor Relations, or from Claymont Steel by contacting Claymont Steel at aegner@claymontsteel.com or (302) 792-5400, attention: Allen Egner.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Evraz’s and Claymont Steel’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approval for the transaction; the successful integration of Claymont Steel into Evraz’s business subsequent to the closing of the acquisition; competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Claymont Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Claymont Steel’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2006, as amended. Claymont Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

For further information:

Evraz Group S.A.

Irina Kibina

Vice President

Corporate Affairs and Investor Relations

Tel: +7 495 232 1370

IR@evraz.com

Edelman, for Evraz:

John Dillard / Chris Mittendorf

Tel: +1 212 704 8174 / 8134

e-mail:

john.dillard@edelman.com

christopher.mittendorf@edelman.com

Claymont Steel Holdings, Inc.

Allen Egner

Chief Financial Officer

Telephone: 302-792-5400

Email: aegner@claymontsteel.com

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses. In 2006, Evraz Group produced 16.1 million tonnes of crude steel. Evraz Group’s principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy, Evraz Vitkovice Steel in the Czech Republic, and Evraz Oregon Steel Mills headquartered in the USA. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes, Yuzhkuzbassugol company and an equity interest in the Raspadskaya coal company. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia. Evraz vanadium operations comprise Strategic Minerals Corporation, USA, and Highveld Steel and Vanadium Corporation, South Africa. For further information visit www.evraz.com

Claymont Steel manufactures and sells custom discrete steel plate in North America. Claymont Steel’s headquarters and manufacturing facilities are located in Claymont, Delaware. More information is available at http://www.claymontsteel.com.